                                                               EXHIBIT (a)(4)

                                    SUPPLEMENT TO
                              OFFER TO PURCHASE FOR CASH
             UP TO 160 OUTSTANDING CONTRACTUAL CONTINGENT PAYMENT RIGHTS
                                    (THE "CCPRs")
                  ARISING FROM THE PURCHASE OF CLASS A INTERESTS OF
                            AMGEN CLINICAL PARTNERS, L.P.
                                          AT
                                $240,000 NET PER CCPR
                                          BY
                                 PHARMAINVEST, L.L.C.

               The following information amends and supplements the Offer to Purchase dated August 21, 1997 by PharmaInvest, L.L.C., a Delaware limited liability company (the "Purchaser"), on behalf of Pharmaceutical Royalties, L.L.C., a Delaware limited liability company, and Pharmaceutical Royalty Investments Ltd., a Bermuda company (collectively, the "Funds"), and on behalf of Pharmaceutical Partners, L.L.C., a Delaware limited liability Company, of up to 160 outstanding contractual contingent payment rights arising from the purchase of Class A Interests of Amgen Clinical Partners, L.P. (the "CCPRs"), for cash consideration per CCPR of $240,000 (the "Purchase Price") upon the terms and subject to the conditions set forth in the Offer to Purchase, this Supplement, and the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). Except as set forth in this Supplement the terms and conditions previously set forth in the Offer to Purchase and Letter of Transmittal remain applicable in all respects to the Offer. Capitalized terms used but not defined in this Supplement have the meanings assigned in the Offer to Purchase.

               According to the most recent quarterly letter dated May 30, 1997, there are 838 CCPRs issued and outstanding. The Offer is subject to proration. See Section 2 of the Offer.

               The Expiration Date of the Offer is hereby amended so that the Offer will expire at 12:00 midnight, New York City time on September 24, 1997.

               The Offer is conditioned upon, among other things, the agreement of Amgen to transfer CCPRs to the Purchaser, a condition which in the reasonable discretion of the Purchaser must be satisfied or waived prior to the Expiration Date, and the satisfaction of the Purchaser prior to the Expiration Date that upon the purchase of the CCPRs pursuant to the Offer, the Purchaser, the Funds and/or their nominee, in the Purchaser's reasonable discretion, will have full rights to ownership of the CCPRs and will become assignees of the purchased CCPRs. The Offer is also subject to certain other conditions contained in the Offer. See Sections 2 and 14 of the Offer.

               See the Risk Factors on page 2 of this Supplement.

RISK FACTORS


               Before tendering, Holders are urged to consider the following risk factors in addition to the information previously provided:

               - Although the Purchaser cannot predict the future value of the CCPRs, the Purchase Price could differ significantly from the proceeds that would be realized by holding the CCPRs for the entire life of the expected payment stream.

               - The Purchaser is making the Offer with a view to making a profit. Accordingly, there may be a conflict between the desire of the Purchaser to acquire the CCPRs at the Purchase Price and the ultimate value of the CCPRs at the end of the applicable payment stream. There can be no assurance that the Purchase Price will exceed or fall below such ultimate value.

               - No independent person has been retained by the Purchaser or any of its affiliates to value or make any appraisal of the CCPRs or to render any opinion with respect to the fairness of the Purchase Price and no representation is made with respect to the fairness of the Purchase Price.

               - The Purchaser believes that there is a limited market for resale of the CCPRs. While the Offer represents an opportunity for any holder of CCPRs to obtain liquidity, there can be no assurance that in the future a market will not develop or that another party will not make an offer for the CCPRs. The Purchaser has no reason to believe that any such market will develop. The Purchaser has no current plans itself to make another tender offer for the CCPRs.


               The CCPRs represent the right to receive cash payments derived from the revenue of Neupogen, a product developed and marketed by Amgen Inc. as an adjunct to chemotherapy. In determining the Purchase Price, the Purchaser considered a number of factors including its own estimates, on the basis of publicly available information, of the potential future cash payments that may be produced by the CCPRs throughout the remaining eight year life of the payments, the risks inherent in the future cash flows, the nature of the CCPRs, the CCPRs' exclusive dependence on the sales of a single product and the absence of any market for the CCPRs. The Purchaser is assuming the risk that its estimate of the potential future cash payments will be realized. No third party was retained to value the CCPRs or to render any fairness opinion with respect to the Purchase Price. No representation is made as to the fairness of the Purchase Price. No other valuation analysis was performed or used, including any liquidation value or net asset value analysis. In determining the Purchase Price, the Purchaser considered the absence of a secondary market for CCPRs. Affiliates of the Purchaser have previously purchased CCPRs (see Section 6 of the Offer) at prices per CCPR equal to or less than the Purchase Price; however, in determining the Purchase Price, the Purchaser did not consider the prices paid by affiliates of the Purchaser for such other purchases of CCPRs or the price paid for CCPRs by any third party. The Purchaser is not aware of any other tender offer having been made for the CCPRs.

               The Introduction of the Offer to Purchase is hereby amended by inserting the following paragraph in place of the current fifth paragraph:

INTRODUCTION

               The Offer is conditioned upon, among other things, Purchaser being satisfied prior to the Expiration Date, in its reasonable discretion, that upon purchase of the CCPRs pursuant to the

Offer it, the Funds and/or their nominee will have full rights to ownership as to all such CCPRs and that it, the Funds, and/or their nominee will become the registered holder of the purchased CCPRs. The Offer is also subject to certain other conditions contained in this Offer to Purchase. See Section 2 and 14.

               Section 2 of the Offer to Purchase is hereby amended by inserting the following paragraphs in place of the current second and third paragraph:

2. PRORATION; ACCEPTANCE FOR PAYMENT AND PAYMENT

               In the event that proration is required, the Purchaser will promptly announce the final results of such proration after the Expiration Date.

               Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment (and thereby purchase) and pay for all CCPRs which are validly tendered (and not properly withdrawn) prior to the Expiration Date, promptly following the Expiration Date. Subject to the applicable rules of the Commission, including Rule 14e-1(c), Purchaser expressly reserves the right to delay acceptance for payment of or payment for CCPRs pending receipt of any regulatory approval specified in Section 15 or in order to comply, in whole or in part, with any other applicable law or government regulation. See Sections 14 and 15.

               Section 3 of the Offer to Purchase is amended by restating the following paragraphs:

3.  PROCEDURE FOR TENDERING FOR CCPRs.

               DETERMINATION OF VALIDITY. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of CCPRs pursuant to any of the procedures described above will be determined by Purchaser in its reasonable discretion, which determination shall be final and binding on all parties. Purchaser reserves the absolute right to reject any or all tenders of CCPRs determined not to be in proper form or the acceptance of or payment for which may, in the opinion of counsel, be unlawful and reserves the absolute right to waive any defect or irregularity in any tender of CCPRs. Purchaser also reserves the absolute right to waive or amend any or all of the conditions of the Offer prior to the Expiration Date. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and its instructions) will be final and binding on all parties. No tender of CCPRs will be deemed to have been validly made, until all defects and irregularities have been cured or waived. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

               APPOINTMENT as PROXY. By executing and delivering the Letter of Transmittal, a tendering Holder irrevocably appoints designees of Purchaser as his or her attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of the Holder's rights with respect to the CCPRs (and with respect to any and all other securities issued or issuable in respect of such CCPRs on or after the date hereof) tendered by the Holder. All such powers of attorney and proxies will be considered coupled with an interest in the tendered CCPRs and all prior powers of attorney and proxies given by the Holder with respect to the CCPRs will be revoked, without further action, and no subsequent powers of attorney and proxies may be given (and, if given, will not be deemed effective) by the Holder.

Designees of Purchaser will be empowered to exercise all voting and other rights of the Holder with respect to such CCPRs as they in their reasonable discretion may deem proper, including, without limitation, in respect of any annual or special meeting of the Holders, or any adjournment or postponement of any such meeting, or in connection with any action by written consent in lieu of any such meeting or otherwise. Purchaser reserves the absolute right to require that, in order for CCPRs to be validly tendered, immediately upon Purchaser's acceptance for payment of the CCPRs, Purchaser must be able to exercise full voting and other rights with respect to the Units.

               Section 4 of the Offer to Purchase is hereby amended by inserting the following paragraph in place of the third paragraph:

4. WITHDRAWAL RIGHTS

               For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover or the Offer to Purchase. Any such notice of withdrawal must specify the name of the persons who tendered the CCPRs to be withdrawn, the number of Units to be withdrawn and the name of the registered Holder, if different from that of the person who tendered the CCPRs. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its reasonable discretion, whose determination will be final and binding on all parties. No withdrawal of CCPRs will be deemed to have been made properly until all defects and irregularities have been cured or waived.
None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failing to give such notification.

               Section 14 of the Offer to Purchase is hereby amended by inserting the following paragraphs in place of the first, fifth and last paragraphs:

14.  CERTAIN CONDITIONS OF THE OFFER

               Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any application rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered CCPRs promptly after expiration or termination of the Offer), to pay for any CCPRs tendered, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any CCPRs tendered, and may amend or terminate the Offer if, (i) Purchaser is not satisfied prior to the Expiration Date, in its reasonable discretion, that, upon purchase of the CCPRs pursuant to the Offer, it, the Funds and/or their nominee will have full rights to ownership as to all such CCPRs and that it, the Funds and/or their nominee will become registered holders of CCPRs, (ii) all material regulatory and related approvals have not been obtained or made on terms reasonably satisfactory to Purchaser prior to the Expiration Date, or
(iii) at any time prior to the Expiration Date any of the following events shall occur or shall be deemed by Purchaser to have occurred:

               (D) any change (or any development involving a prospective change shall have occurred or be threatened in the business, financial condition, results of operations, or prospects of Amgen's Neupogen franchise which, in the reasonable discretion of the Purchaser, is, or may be, materially adverse to the Holders, or the Purchaser shall become aware of any fact (including without limitation any such change or development) which, in the reasonable discretion of the Purchaser, has, or may have, materially adverse significance with respect to the Holders;

               The foregoing conditions are for the sole benefit of Purchaser and its affiliates and may be asserted by Purchaser regardless of the circumstances (other than any action or inaction by Purchaser or any of their affiliates) giving rise to any such condition or may be waived by Purchaser, in whole or in part, from time to time prior to the Expiration Date in its reasonable discretion. The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right and may be asserted at any time and from time to time. Any reasonable determination by Purchaser concerning any of the events described herein shall be final and binding.


September 18, 1997                                     PHARMAINVEST, L.L.C.
                                           PHARMACEUTICAL ROYALTIES, L.L.C.
                                    PHARMACEUTICAL ROYALTY INVESTMENTS LTD.
                                            PHARMACEUTICAL PARTNERS, L.L.C.